04020103

2003 ANNUAL REPORT

TO

STOCKHOLDERS

MAR 1 6 2004

AR/S

P.E. 12-31-03



PROCESSED

MAR 18 2004

THOMSON
FINANCIAL

FIRST McMINNVILLE CORPORATION

McMinnville, Tennessee

First McMinnville Corporation
Commission File No. 2-90200

2003 Annual Report to Security Holders
Rule 14a-3(c)

TABLE OF CONTENTS

FIRST McMINNVILLE CORPORATION

200 East Main Street
McMinnville, Tennessee 37110

Dear Stockholder:

Financially your company and its subsidiary, First National Bank of McMinnville had a successful year in 2003. As you read the pages of this report I hope you will be pleased with the content. I believe you will find our organization continues to be fiscally sound while retaining our share of the market in our trade area.

Our community economic condition remains static. During the past few years we have seen five manufacturing plants close and in January of 2004 our largest employer announced they would be closing their plant by June of 2005. In addition to the 1300 jobs being lost due to this shutdown many other businesses will be affected.

However, we face the future with optimism as our organization has proven for the past 129 years that we can be a contributor to the economic stability and growth of our community. Our directors and staff believe we were the hometown bank for our area **yesterday,** continue to be so **today** and will be **tomorrow.**

In August John Perdue resigned as President of our company to return to his former home in Athens, TN. Dwayne Woods joined our company as a Senior Vice President in October. Mr. Woods has over 20 years of banking experience with an extensive background in lending. He is a native of Warren County and his entire banking career has been with local institutions.

As the value of your investment in First McMinnville Corporation continues to grow, we are confident you will encourage your family and friends to utilize the services First National Bank has to offer. With your support and loyalty, we believe we can continue to enhance your investment and provide our customers banking with the hometown touch.

Charles C. Jacobs
Chairman and CEO

FIRST MCMINNVILLE CORPORATION

SELECTED FINANCIAL DATA (UNAUDITED)

The following schedule presents the results of operations, cash dividends declared, total assets, stockholders' equity and per share information for the Company for each of the five years ended December 31, 2003.

	In Thousands, Except Per Share Information				
	Year Ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Interest income	$ 15,866	17,574	19,418	19,450	18,393
Interest expense	4,771	6,208	9,787	10,276	8,959
Net interest income	11,095	11,366	9,631	9,174	9,434
Provision for possible loan losses	59	180	180	180	180
Net interest income after provision for possible loan losses	11,036	11,186	9,451	8,994	9,254
Non-interest income	828	665	625	671	846
Non-interest expense	(4,796)	(4,509)	(4,181)	(4,011)	(3,958)
Earnings before income taxes	7,068	7,342	5,895	5,654	6,142
Income taxes	2,169	2,298	1,748	1,758	1,926
Net earnings	$ 4,899	5,044	4,147	3,896	4,216
Comprehensive earnings	$ 4,293	5,758	5,403	6,303	332
Cash dividends declared	$ 1,774	1,665	1,565	1,517	1,491
Total assets - end of year	$ 304,399	304,760	283,721	269,160	263,707
Stockholders' equity - end of year	$ 47,960	45,398	41,380	37,707	33,600
Per share information:					
Basic earnings per common share (1)	$ 4.70	4.85	3.97	3.71	3.95
Diluted earnings per common share (1)	$ 4.63	4.80	3.93	3.68	3.94
Dividends per share (1)	$ 1.70	1.60	1.50	1.45	1.40
Book value per share end of year (1)	$ 45.96	43.59	39.71	36.08	31.58
Ratios:					
Return on average stockholders' equity	10.38%	11.51%	10.24%	11.13%	11.82%
Return on average assets	1.59%	1.73%	1.50%	1.48%	1.65%
Average stockholders' equity to average assets	15.32%	14.99%	14.68%	13.31%	13.94%

(1) All share and per share data have been restated to reflect a 2 for 1 stock split which was made on January 31, 2003.


ASSETS
(MILLIONS)
0
50
100
150
200
250
300
350
263.7
269.2
283.7
304.8
304.4
1999
2000
2001
2002
2003


EQUITY
(MILLIONS)
0
5
10
15
20
25
30
35
40
45
50
33.6
37.7
41.4
45.4
48.0
1999
2000
2001
2002
2003


DEPOSITS
(MILLIONS)
0
50
100
150
200
250
195.9
210.9
213.3
229.3
224.2
1999
2000
2001
2002
2003


NET LOANS
(MILLIONS)
0
20
40
60
80
100
120
140
160
133.9
134.3
138.9
147.7
146.6
1999
2000
2001
2002
2003


DIVIDENDS PER SHARE
(MILLIONS)
0.00
0.20
0.40
0.60
0.80
1.00
1.20
1.40
1.60
1.80
1.40
1.45
1.50
1.60
1.70
1999
2000
2001
2002
2003


BASIC EARNINGS PER SHARE
(MILLIONS)
0.00
0.50
1.00
1.50
2.00
2.50
3.00
3.50
4.00
4.50
5.00
3.96
3.72
3.97
4.86
4.70
1999
2000
2001
2002
2003

DIVIDENDS AND BASIC EARNINGS PER SHARE HAVE BEEN RESTATED TO REFLECT A 2 FOR 1 STOCK SPLIT EFFECTIVE JANUARY 31, 2003.

DIRECTORS OF FIRST McMINNVILLE CORPORATION
and
FIRST NATIONAL BANK OF McMINNVILLE



Charles C. Jacobs
Chairman and CEO
First National Bank
Chairman, President and CEO
First McMinnville Corporation



J. Gregory Brock
Owner
Brock Construction Company



Arthur J. Dyer
President
Metal Products Company



Dean I. Gillespie
President
Bridge Builders, Inc.



Rufus Gonder
C.P.A.



G. B. Greene
President
Womack Printing Co., Inc.



Robert W. Jones
Former Chairman of the Board
First National Bank and
First McMinnville Corporation

DIRECTORS OF FIRST McMINNVILLE CORPORATION
and
FIRST NATIONAL BANK OF McMINNVILLE
Continued



Levoy Knowles
CEO
Ben Lomand Rural Telephone
Cooperative



Doug Milner
General Manager and
Vice President
Middle Tennessee
Dr Pepper Bottling Company



John J. Savage, Jr.
Former Executive Vice President
and Trust Officer
First National Bank



Carl M. Stanley
Chief Manager
Burroughs-Ross-Colville Co.
LLC

OTHER OFFICERS OF FIRST McMINNVILLE CORPORATION



Diane Bogle
Sr. Vice President



Brent Foster
Sr. Vice President



David Marttala
Sr. Vice President



Kenny Neal
Sr. Vice President
Treasurer
Chief Financial Officer



Phil Whisenhunt
Sr. Vice President



Dwayne Woods
Sr. Vice President



Carol Locke
Secretary

OFFICERS OF FIRST NATIONAL BANK OF McMINNVILLE

Charles C. Jacobs
Chief Executive Officer
and Chairman

Diane Bogle
Sr. Vice President - Loans

Brent Foster
Sr. Vice President - Loans

David Marttala
Sr. Vice President - Legal Counsel
Trust Administrator

Kenny Neal
Sr. Vice President - Cashier

Phil Whisenhunt
Sr. Vice President - Loans

Dwayne Woods
Sr. Vice President - Loans

Mary Jane Bell
Vice President - Loans

Carol Locke
Secretary
Manager - Human Resources

Michelle Brock
Assistant Vice President
Manager - Smithville Hwy. Branch

Fred L. Greene
Assistant Vice President
Manager - Viola-Morrison Branches

Nancy McBee
Assistant Vice President
Manager - Sparta Rd. Branch

Queita Roberts
Assistant Vice President

Melba Slaughter
Assistant Vice President - Operations

Cindy Swann
Assistant Vice President
Auditor - Compliance Officer

Michael Weeter
Assistant Vice President
Network Manager

Gail Youngblood
Assistant Vice President
Manager - Data Processing

EMPLOYEES OF FIRST NATIONAL BANK OF McMINNVILLE



Left to right,
Standing:
Cindy Pearson,
Mary Jane Bell,
Michael Wheeter,
Derita Reed,
Cindy Swann.
Seated:
Sherri Blair,
Vickie Millraney,
Patti Barnes,
Aimee Hale


HEALTH CENTER
Self Service Blood Pressure Test

Left to right,
Standing:
Sue Sanders,
Fred Greene,
Judy Rigsby,
Mozelle Terry.
Seated:
Jennifer Lewis,
Melodie Hawkins,
Christy Hobbs.



Left to right,
Standing:
Tammy Horn,
Ronalda Ralph,
Jenny Boyd.
Seated:
Jennifer McBride,
Vickie Mitchell.

EMPLOYEES OF FIRST NATIONAL BANK OF McMINNVILLE Continued



Left to right,
Standing:
Beth Miller,
Libby Tompkins,
Donna Mears,
Melba Slaughter,
Kathy Templeton.
Seated:
Peggy Smith,
Kristi Judkins,
Helen Martin,
Dean Cantrell.



Left to right,
Standing:
Shirley Reed,
Queita Roberts,
Karen Miller,
Sue Tribbey,
Shellie Young.
Seated:
Suzette Alford,
Jenna Black,
Loretta Evans,
Doris Beard.



Left to right,
Standing:
Jill Griffin,
Dickie Kesey,
Connie Sanders,
Seated:
Donna Young,
Gail Youngblood,
Glenda Phillips.

EMPLOYEES OF FIRST NATIONAL BANK OF McMINNVILLE Continued



Left to right,
Standing:
Julie Ward,
Addie Fults,
Rebecca Mullican,
Michelle Brock,
Mandy Norris.
Seated:
Alice Smith,
Stacey McPeak,
Vanessa Kaksa,
LeeAnn Long,
Nicole Chisam.

Left to right,
Standing:
Becky Hash,
Nancy McBee.
Seated:
Tina Graham,
Sandra Petzoldt.





Left to right,
Standing:
Tom Ward
Seated:
Shannon Anderson,
Tabitha Oakley.



Employee of the Year and Employees of Each Quarter

Left to Right, Standing:

Loretta Evans - 1st quarter,
Sandra Petzoldt - 2nd quarter,
Ronalda Ralph - 3rd quarter,
Aimee Hale - 4th quarter.

Seated:

Sue Tribbey - Employee of the Year






NATIONAL








FIRST

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to provide insight into the financial condition and results of operations of the Company and its subsidiaries. This discussion should be read in conjunction with the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Management's discussion of the Company, and management's analysis of the Company's operations and prospects, and other matters, may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other provisions of federal and state securities laws. Although the Company believes that the assumptions underlying such forward-looking statements contained in this Report are reasonable, any of the assumptions could be inaccurate and, accordingly, there can be no assurance that the forward-looking statements included herein will prove to be accurate. The use of such words as expect, anticipate, forecast, and comparable terms should be understood by the reader to indicate that the statement is "forward-looking" and thus subject to change in a manner that can be unpredictable. Factors that could cause actual results to differ from the results anticipated, but not guaranteed, in this Report, include (without limitation) economic and social conditions, competition for loans, mortgages, and other financial services and products, changes in interest rates, unforeseen changes in liquidity, results of operations and financial condition affecting the Company's customers, as well as other risks that cannot be accurately quantified or completely identified. Many factors affecting the Company's financial condition and profitability, including changes in economic conditions, the volatility of interest rates, political events and competition from other providers of financial services simply cannot be predicted. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate from period to period. The purpose of this type of information is to provide readers with information relevant to understanding and assessing the financial condition and results of operations of the Company, and not to predict the future or to guarantee results. The Company is unable to predict the types of circumstances, conditions, and factors that can cause anticipated results to change. The Company undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of changes or unanticipated events, circumstances, or results.

General

First McMinnville Corporation is a one bank holding company which owns 100% of First National Bank of McMinnville. First National Bank of McMinnville ("Bank") is a community bank headquartered in McMinnville, Tennessee serving Warren County, Tennessee as its primary market area. The Company serves as a financial intermediary whereby its profitability is determined to a large degree by the interest spread it achieves and the successful measurement of risks. The Company's management believes that Warren County offers an environment for continued growth and the Company's target market is local consumers, professionals and small businesses. The Company offers a wide range of banking services, including checking, savings, and money market deposit accounts, certificates of deposits, and loans for consumer, commercial and real estate purposes. The Company also offers custodial and trust services. Deposit instruments in the form of demand deposits, money market savings and certificates of deposits are offered to customers to establish the Company's core deposit base. In 2001, the Bank formed a subsidiary, First Community Title & Escrow Company. The new subsidiary began operations in 2002.

In a market such as Warren County, management believes there is an opportunity to increase the loan portfolio. The Company has targeted commercial business lending, commercial and residential real estate lending, and consumer lending as areas of focus. It is the Company's intention to limit the size of its loan portfolio to approximately 75% to 80% of deposit balances; however, the quality of lending opportunities as well as the desired loan to deposit ratio will influence the size of the loan portfolio. As a practice, the Company generates substantially all of its own loans and occasionally buys participations from other institutions. The Company attempts, to the extent practical, to maintain a loan portfolio which is capable of adjustment to swings in interest rates. The Company's policy is to have a diverse loan portfolio. At December 31, 2003, the nursery industry constituted the largest single industry segment and accounted for $10,087,000 (6.79% of the Company's loan portfolio) as compared to $11,325,000 or 7.57% in 2002. No other segment accounted for more than 10% of the portfolio. Management is not aware of any adverse trends or expected losses in respect to the nursery industry.

Capital Resources, Capital and Dividends

Regulations of the Office of the Comptroller of the Currency ("OCC") establish required minimum capital levels for the Bank. Under these regulations, national banks must maintain certain capital levels as a percentage of average total assets (leverage capital ratio) and as a percentage of total risk-based assets (risk-based capital ratio). Under the risk-based requirements, various categories of assets and commitments are assigned a percentage related to credit risk ranging from 0% for assets backed by the full faith and credit of the United States to 100% for loans other than residential real estate loans and certain off-balance sheet commitments. Total capital is characterized as either Tier 1 capital - common stockholders' equity, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred - or total risk-based capital which includes the allowance for loan losses up to 1.25% of risk weighted assets, perpetual preferred stock, subordinated debt and various other hybrid capital instruments, subject to various limits. Goodwill is not includable in Tier 1 or total risk-based capital. The Company and its national bank subsidiary must maintain a Tier 1 capital to risk-based assets of at least 4.0%, a Total risk-based capital to risk-based assets ratio of at least 8.0% and a leverage capital ratio defined as Tier 1 capital to adjusted total average assets for the most recent quarter of at least 4%. The same ratios are also required in order for a national bank to be considered "adequately capitalized" under the OCC's "prompt corrective action" regulations, which impose certain operating restrictions on institutions which are not adequately capitalized. The Company has a Tier 1 risk based ratio of 28.37%, a total risk-based capital ratio of 29.50% and a leverage capital ratio of 15.46%, and was therefore within the "well capitalized" category under the regulations. The subsidiary bank's ratios were substantially the same as those setforth for the Company.

Dividends of $1,774,000 and $1,665,000 were declared during 2003 and 2002, respectively. Principally because of the high percent of equity capital, the return on equity is lower than banks in the Company's peer group. Cash dividends are anticipated to be increased in 2004 if profits increase. The dividend payout ratio (dividends declared divided by net earnings) was 36.2%, 33.0% and 37.8% in 2003, 2002 and 2001, respectively. No material changes in the mix or cost of capital is anticipated in the foreseeable future.

The dividends paid by the Company are funded by dividends received by the Company from the Bank. The Bank is limited by law, regulation and prudence as to the amount of dividends it can pay. At December 31, 2003, under the most restrictive of these regulatory limits, the Bank could declare in 2004 cash dividends in an aggregate amount of up to approximately $8.9 million, plus any 2004 net earnings, without prior approval of the Comptroller of the Currency. Because of sound business considerations and other Regulatory capital requirements, it is unlikely that the Company would ever pay a significant portion of this amount as dividends.

Financial Condition

During 2003, total assets decreased $361,000 or 0.1% from $304,760,000 at December 31, 2002 to $304,399,000 at December 31, 2003. Loans, net of allowance for possible loan losses, decreased from $147,673,000 to $146,611,000 or 0.7% during fiscal year 2003. Decreases in mortgage loans resulted in the net decrease in loans.

Securities increased 11.73% from $125,398,000 at December 31, 2002 to $140,111,000 at December 31, 2003. The carrying value of securities of U.S. Treasury and other U.S. Government obligations increased $17,554,000, obligations of state and political subdivisions increased $2,254,000, corporate and other securities decreased $1,646,000 and there was a decrease in mortgage backed securities of $3,449,000. At December 31, 2003 the market value of the Company's securities portfolio was greater than its amortized cost by $2,368,000 (1.69%). At December 31, 2002 the market value of the Company's securities portfolio was greater than its amortized cost by $3,239,000 (2.61%). The weighted average yield (stated on a tax-equivalent basis, assuming a Federal income tax rate of 34%) of the securities at December 31, 2003 was 4.30% as compared to an average yield of 5.03% at December 31, 2002.

Financial Condition, Continued

The Company applies the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

- Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and
- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Company's classification of securities as of December 31, 2003 is as follows:

	Held-To-Maturity		Available-For-Sale	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
	(In Thousands)			
U.S. Treasury and other U.S. Government agencies and corporations	$ 16,658	16,623	80,267	80,369
Obligations of states and political subdivisions	35,544	37,465	1,353	1,427
Corporate and other securities	3,177	3,415	1,255	1,255
Mortgage-backed securities	-	-	1,613	1,681
	$ 55,379	57,503	84,488	84,732

During 2001 the net increase in capital included $1,256,000 which represents the unrealized appreciation in securities available-for-sale of $2,025,000 net of applicable taxes of $769,000. During 2002 the net increase in capital included $714,000 which represents the unrealized appreciation in securities available-for-sale of $1,158,000 net of applicable taxes of $444,000. During the year ended December 31, 2003, the net increase in capital included $606,000 decrease which represents the unrealized loss on securities available-for-sale of $982,000 net of applicable taxes of $376,000.

The decrease in assets in 2003 was due primarily to a decrease in Federal funds sold related to a decrease in deposits of $5,043,000. Total deposits decreased from $229,264,000 at December 31, 2002 to $224,221,000 at December 31, 2003 representing a decrease of 2.20%. Demand deposits increased 3.84% from $21,172,000 at December 31, 2002 to $21,985,000 at December 31, 2003. Negotiable order of withdrawal accounts, money market and other savings deposits decreased $1,846,000 or 2.42%. Certificates of deposit and individual retirements accounts decreased $4,010,000 or 3.04%. The subsidiary bank has unused lines of credit of $20,000,000 and the Company has an unused line of credit of $2,000,000 at December 31, 2003.

The Company's allowance for loan losses at December 31, 2003 was $1,909,000 as compared to $1,908,000 at December 31, 2002. Non-performing loans amounted to $312,000 at December 31, 2003 compared to $69,000 at December 31, 2002. Non-performing loans are loans which have been placed on non-accrual status, loans 90 days past due plus renegotiated loans. Net charge-offs were $58,000 during 2003. Net charge-offs were $76,000 during 2002. The provision for possible loan losses was $59,000 in 2003 and $180,000 in 2002 and 2001, respectively. The net charge-off's in 2003 are not considered by management to be a trend.

Financial Condition, Continued

The allowance for possible loan losses, amounting to $1,909,000 at December 31, 2003, represents 1.29% of total loans outstanding. At December 31, 2002, the allowance for possible loan losses represented 1.28% of total loans outstanding. Management has in place a system to identify and monitor problem loans. Management believes the allowance for possible loan losses at December 31, 2003 to be adequate.

Liquidity

Liquidity represents the ability to efficiently and economically accommodate decreases in deposits and other liabilities, as well as fund increases in assets. A Company has liquidity potential when it has the ability to obtain sufficient funds in a timely manner at a reasonable cost. The availability of funds through deposits, the purchase and sales of securities in the investment portfolio, the use of funds for consumer and commercial loans and the access to debt markets affect the liquidity of the Company. The Company's loan to deposit ratio was approximately 66.24% and 65.2% at December 31, 2003 and December 31, 2002, respectively.

The Company's investment portfolio, as represented above, consists of earning assets that provide interest income.

Funds management decisions must reflect management's intent to maintain profitability in both the immediate and long-term earnings. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position of the Bank. These meetings focus on the spread between the subsidiary bank's cost of funds and interest yields generated primarily through loans and investments.

First McMinnville Corporation presently maintains a liability sensitive position over the next six months and an even position over the year 2004. Liability sensitivity means that more of the Company's liabilities are capable of repricing over certain time frames than assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing. For example, the six month gap is a picture of the possible repricing over a six month period. The following table shows the rate sensitivity gaps for different time periods as of December 31, 2003:

Interest-rate sensitivity gaps: *(In Thousands)*	**Reprice Immediately**	**1-90 Days**	**91-180 Days**	**181-365 Days**	**One Year and Longer**	**Total**
Interest-earning assets	$ 29,739	69,968	19,571	24,673	150,766	294,717
Interest-bearing liabilities	103,890	40,102	21,871	32,110	34,045	232,018
Interest rate sensitivity	$ (74,151)	29,866	(2,300)	(7,437)	116,721	62,699
Cumulative gap	$ (74,151)	(44,285)	(46,585)	(54,022)	62,699	
Interest rate sensitivity gap as a % of total assets	(24.36)%	9.81%	(0.75)%	(2.44)%	38.34%	
Cumulative gap as a % of total assets	(24.36)%	(14.55)%	(15.30)%	(17.74)%	20.60%	

Historically, there has been no significant reduction in immediately withdrawable accounts such as negotiable order of withdrawal, money market demand, demand deposit and regular savings accounts. Management does not anticipate that there will be significant withdrawals from these accounts in the future.

It is anticipated that with present maturities, the anticipated growth in deposit base, and the efforts of management in its asset/liability management program, liquidity will not pose a problem in the foreseeable future. At the present time there are no known trends or any known commitments, demands, events or uncertainties that will result in or that are reasonably likely to result in the Company's liquidity changing in any material way.

Results of Operations

Net earnings for the year ended December 31, 2003 were $4,899,000, a decrease of $145,000 or 2.88% from fiscal year 2002. Net earnings for the year ended December 31, 2002 were $5,044,000, an increase of $897,000 or 21.6% from fiscal year 2001. Basic earnings per common share was $4.70 in 2003, $4.85 in 2002 and $3.97 in 2001. Diluted earnings per common share were $4.63, $4.80 and $3.93 in 2003, 2002 and 2001, respectively. Average earning assets increased $16,279 for the year ended December 31, 2003 as compared to the year ended December 31, 2002. Average earning assets increased $14,675,000 for the year ended December 31, 2002 as compared to the year ended December 31, 2001. Additionally, the net interest spread decreased from 4.03% in 2002 to 3.77% in 2003. The net interest spread was 3.38% in 2001. Net interest spread is defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds, as calculated on a fully taxable equivalent basis. Average interest bearing liabilities increased $11,713,000 in 2003. The cost of interest bearing deposits decreased 71 basis points from 2.83% to 2.12% while the weighted average yield on earning assets decreased 94 basis points from 6.55% to 5.61%. The decrease in the net interest spread in 2003 was attributable to interest and dividends on securities being less due to low rate environment and callable bonds. There was an increase in average non-interest bearing demand deposits in 2003 of $952,000.

Net interest income before provision for loan losses for 2003 totaled $11,095,000 as compared to $11,366,000 for 2002 and $9,631,000 for 2001. The provision for loan losses was $59,000 in 2003 and $180,000 in 2002 and 2001, respectively. Net charge-offs in 2003 were $58,000 as compared to net charge-offs of $76,000 in 2002. The 2003 charge-offs are unrelated to the nursery business and management does not consider the charge-off's to be a trend.

Non-interest income increased 24.51% to $828,000 in 2003 from $665,000 in 2002. Non-interest income totaled $625,000 in 2001.

Non-interest expense increased 6.37% to $4,796,000 in 2003 from $4,509,000 in 2002. Non-interest expense was $4,181,000 in 2001. Non-interest expense which includes, among other things, salaries and employee benefits, occupancy expenses, furniture and fixtures expenses, data processing, Federal Deposit Insurance premiums, supplies and general operating costs increased commensurate with the continued growth of the Company. The increase in 2003 was primarily attributable to an increase in salaries and employment benefits of $165,000 (5.60%). Other non-interest expense increased $102,000 in 2003. The non-interest expense increased approximately 8.34% from 2001 to 2002 and was due primarily to increases in salaries and employee benefits.

Management is not aware of any current recommendations by the regulatory authorities which, if implemented, would have a material effect on the Company's liquidity, capital resources or operations.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance since they impact both interest revenues and interest costs.

Impact of New Accounting Standards

In June 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Under SFAS 149 loan commitments that relate to the origination of mortgage loans that will be held for sale, commonly referred to as interest rate lock commitments, must be accounted for as derivatives by the issuer of the commitment. Commitments to originate mortgage loans that will be held for investment purposes and commitments to originate other types of loans are not considered derivatives. The guidance applies to commitments entered into after June 30, 2003 and is not expected to have any impact on the Company's financial position or results of operations.

Impact of New Accounting Standards, Continued

In June 2003, the American Institute of Certified Public Accountants issued an exposure draft on a Proposed Statement of Position (SOP) on Allowance for Credit Losses. If approved the Proposed SOP would significantly change the way the allowance for possible loan losses is calculated. Under the Proposed SOP, any loans determined to be impaired, as defined in FASB Statement No. 114, would be assigned a specific reserve based on facts and circumstances surrounding the particular loan and no loss percentage would be assigned. If a loan is determined not to be impaired, it would be assigned to a pool of similar homogeneous loans. A loss percentage would then be assigned to the pool based on historical charge-offs adjusted for internal or external factors such as the economy, changes in underwriting standards, etc. Management has not yet determined the impact this Proposed SOP would have on their consolidated financial statements, but anticipates that it could result in a significant reduction in the allowance for loan loss. Under the Proposal, any changes resulting from the initial application of this Proposed SOP would be treated as a change in accounting estimate.

Supervision and Regulation

Bank Holding Company Act of 1956. As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956 (the "Act"), and the regulations adopted by the Board of Governors of the Federal Reserve System (the "Board") under the Act. The Company is required to file reports with, and is subject to examination by, the Board. The subsidiary bank is a national chartered bank and is therefore subject to the supervision of and is regularly examined by the Officer of the Comptroller of the Currency (the "OCC"). The subsidiary bank is also required to file reports with the Federal Deposit Insurance Corporation ("FDIC") and is subject to FDIC regulations.

Under the Act, a bank holding company may not directly or indirectly acquire the ownership or control of more than five percent of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Board. In addition, bank holding companies are generally prohibited under the Act from engaging in non-banking activities, subject to certain exceptions. Under the Act, the Board is authorized to approve the ownership by a bank holding company of shares of any company whose activities have been determined by the Board to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Quantitative and Qualitative Disclosures About Market Risk, Continued

The following table provides information about the Company's financial instruments that are sensitivie to changes in interest rates as of December 31, 2003.

Held for Purposes Other Than Trading (In Thousands)	Expected Maturity Date - Year Ending December 31, 2004	2005	2006	2008	Thereafter	Total	Fair Value
Earning assets:							
Loans, net of unearned interest ...	$ 50,454	20,464	24,640	41,962	11,000	148,520	148,133
Average interest rate	6.18%	6.78%	6.73%	6.68%	6.67%	6.53%	
Securities	87,497	10,589	11,246	10,597	20,182	140,111	140,980
	3.29%	4.24%	5.93%	6.74%	6.59%	4.30%	
Federal funds sold......................	6,000	-	-	-	-	6,000	6,000
	.88%	-	-	-	-	.88%	
Interest-bearing liabilities:							
Interest-bearing time deposits.....	94,868	17,308	5,030	10,707	-	127,913	130,092
Average interest rate	2.30%	2.94%	3.30%	4.53%	-	2.61%	
Negotiable order of withdrawal	32,144	-	-	-	-	32,144	32,144
accounts	.61%	-	-	-	-	.61%	
Money market demand accounts	9,316	-	-	-	-	9,316	9,316
Average interest rate	1.20%	-	-	-	-	1.20%	
Savings deposits	32,863	-	-	-	-	32,863	32,863
Average interest rate	.81%	-	-	-	-	.81%	
Securities sold under repurchase	28,782	-	-	-	-	28,782	28,782
agreements	1.16%	-	-	-	-	1.16%	
Advances from Federal Home	-	-	-	1,000	-	1,000	1,100
Loan Bank...............................	-	-	-	5.60%	-	5.60%	

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
FIRST UNION TOWER
SUITE 2150
150 FOURTH AVENUE, NORTH
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First McMinnville Corporation:

We have audited the accompanying consolidated balance sheets of First McMinnville Corporation and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First McMinnville Corporation and Subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Maggart & Associates, P.C.

Nashville, Tennessee
January 16, 2004

FIRST MCMINNVILLE CORPORATION
Consolidated Balance Sheets
December 31, 2003 and 2002

		In Thousands 2003	2002
ASSETS			
Loans, less allowance for possible loan losses of $1,909,000 and $1,908,000, respectively	$	146,611	147,673
Securities:			
Held-to-maturity, at amortized cost (market value $57,503,000 and $52,968,000, respectively)		55,379	50,956
Available-for-sale, at market (amortized cost $84,488,000 and $73,215,000, respectively)		84,732	74,442
Total securities		140,111	125,398
Federal funds sold		6,000	17,000
Interest-bearing deposits in financial institutions		86	108
Total earning assets		292,808	290,179
Cash and due from banks		7,084	10,285
Premises and equipment, net		2,066	1,981
Accrued interest receivable		1,803	1,856
Deferred tax asset, net		10	-
Other real estate		220	-
Other assets		408	459
Total assets	$	304,399	304,760
LIABILITIES AND STOCKHOLDERS' EQUITY			
Deposits	$	224,221	229,264
Securities sold under repurchase agreements		28,782	25,994
Advances from Federal Home Loan Bank		1,000	1,000
Deferred tax liability, net		-	319
Accrued interest and other liabilities		2,436	2,785
Total liabilities		256,439	259,362
Stockholders' equity:			
Common stock, no par value and $2.50 per share, respectively, authorized 5,000,000 shares, issued 1,231,022 and 613,575 shares, respectively (reflects 2 for 1 stock split)		3,662	1,534
Additional paid-in capital		-	2,001
Retained earnings		48,207	45,082
Net unrealized gains on available-for-sale securities, net of income taxes of $94,000 and $470,000, respectively		151	757
		52,020	49,374
Less cost of treasury stock of 187,489 and 92,826 shares, respectively (reflects 2 for 1 stock split)		(4,060)	(3,976)
Total stockholders' equity		47,960	45,398
COMMITMENTS AND CONTINGENT LIABILITIES			
Total liabilities and stockholders' equity	$	304,399	304,760

See accompanying notes to consolidated financial statements.

FIRST MCMINNVILLE CORPORATION

Consolidated Statements of Earnings

Three Years Ended December 31, 2003

	In Thousands, Except Per Share Amount 2003	2002	2001
Interest income:			
Interest and fees on loans	$ 10,449	10,978	11,505
Interest and dividends on securities:			
Taxable securities	3,583	4,673	6,153
Exempt from Federal income taxes	1,637	1,691	1,605
Interest on Federal funds sold	196	231	154
Interest on interest-bearing deposits in financial institutions	1	1	1
Total interest income	15,866	17,574	19,418
Interest expense:			
Interest on negotiable order of withdrawal accounts	255	440	647
Interest on money market demand and savings accounts	480	781	1,073
Interest on certificates of deposit	3,656	4,521	7,378
Interest on securities sold under repurchase agreements and short-term debt	324	400	589
Interest on advances from Federal Home Loan Bank	56	56	56
Interest on Federal funds purchased	-	10	44
Total interest expense	4,771	6,208	9,787
Net interest income before provision for possible loan losses	11,095	11,366	9,631
Provision for possible loan losses	59	180	180
Net interest income after provision for possible loan losses	11,036	11,186	9,451
Non-interest income	828	665	625
Non-interest expense	(4,796)	(4,509)	(4,181)
Earnings before income taxes	7,068	7,342	5,895
Income taxes	2,169	2,298	1,748
Net earnings	$ 4,899	5,044	4,147
Basic earnings per common share	$ 4.70	4.85	3.97
Diluted earnings per common share	$ 4.63	4.80	3.93

See accompanying notes to consolidated financial statements.

FIRST MCMINNVILLE CORPORATION
Consolidated Statements of Comprehensive Earnings
Three Years Ended December 31, 2003

	In Thousands		
	2003	2002	2001
Net earnings	$ 4,899	5,044	4,147
Other comprehensive earnings (loss), net of tax:			
Unrealized gains on available-for-sale securities arising during the year, net of taxes of $377,000, $446,000 and $766,000, respectively	(603)	717	1,252
Reclassification adjustments for (gains) losses included in net earnings, net of taxes of $1,000, $2,000 and $2,000, respectively	(3)	(3)	4
Other comprehensive earnings (loss)	(606)	714	1,256
Comprehensive earnings	$ 4,293	5,758	5,403

See accompanying notes to consolidated financial statements.

FIRST MCMINNVILLE CORPORATION

Consolidated Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Net Unrealized Gains (Losses) On Available-For-Sale Securities	Total
Balance December 31, 2000	$ 1,523	1,760	39,121	(3,484)	(1,213)	37,707
Net earnings	-	-	4,147	-	-	4,147
Issuance of 3,920 shares of common stock	5	109	-	-	-	114
Cash dividends declared ($1.50 per share)	-	-	(1,565)	-	-	(1,565)
Cost of 7,420 shares of treasury stock	-	-	-	(295)	-	(295)
Sales of 400 shares of treasury stock	-	-	-	16	-	16
Net change in unrealized gains (losses) on available-for-sale-securities during the year, net of taxes of $769,000	-	-	-	-	1,256	1,256
Balance December 31, 2001	1,528	1,869	41,703	(3,763)	43	41,380
Net earnings	-	-	5,044	-	-	5,044
Issuance of 4,720 shares of common stock	6	132	-	-	-	138
Cash dividends declared ($1.60 per share)	-	-	(1,665)	-	-	(1,665)
Cost of 5,098 shares of treasury stock	-	-	-	(213)	-	(213)
Net change in unrealized gains on available-for-sale-securities during the year, net of taxes of $444,000	-	-	-	-	714	714
Balance December 31, 2002	1,534	2,001	45,082	(3,976)	757	45,398
Elimination of par value	2,001	(2,001)	-	-	-	-
Net earnings	-	-	4,899	-	-	4,899
Issuance of 3,872 shares of common stock	127	-	-	-	-	127
Cash dividends declared ($1.70 per share)	-	-	(1,774)	-	-	(1,774)
Cost of 1,837 shares of treasury stock	-	-	-	(84)	-	(84)
Net change in unrealized gains on available-for-sale-securities during the year, net of taxes of $376,000	-	-	-	-	(606)	(606)
Balance December 31, 2003	$ 3,662	-	48,207	(4,060)	151	47,960

See accompanying notes to consolidated financial statements.

FIRST MCMINNVILLE CORPORATION
Consolidated Statements of Cash Flows
Three Years Ended December 31, 2003
Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2003	2002	2001
Cash flows from operating activities:			
Interest received	$ 14,057	17,902	16,833
Fees and commissions received	637	643	605
Interest paid	(4,991)	(6,666)	(10,434)
Cash paid to suppliers and employees	(4,515)	(4,419)	(3,946)
Income taxes paid	(2,219)	(2,175)	(1,549)
Net cash provided by operating activities	2,969	5,285	1,509
Cash flows from investing activities:			
Purchase of available-for-sale securities	(106,859)	(76,248)	(77,677)
Proceeds from sales of available-for-sale securities	1,268	865	1,188
Proceeds from maturities of available-for-sale securities	96,165	70,908	94,570
Purchase of held-to-maturity securities	(27,870)	(29,788)	(52,490)
Proceeds from maturities of held-to-maturity securities	23,485	42,691	30,891
Loans made to customers, net of repayments	-	(9,026)	(4,872)
Customer loan payments, net of advances	783	-	-
Purchase of premises and equipment	(369)	(112)	(46)
Proceeds from sales of bank premises and equipment	110	-	-
Proceeds from sales of other real estate	-	193	70
Decrease (increase) in interest bearing deposits in financial institutions	22	71	(116)
Net cash used in investing activities	(13,265)	(446)	(8,482)
Cash flows from financing activities:			
Net increase (decrease) in demand, NOW and savings deposit accounts	(1,033)	11,915	5,709
Net increase (decrease) in time deposits	(4,010)	4,074	(3,286)
Net increase in securities sold under repurchase agreements	2,788	6,073	5,940
Increase (decrease) in Federal funds purchased	-	(5,000)	3,000
Proceeds from issuance of short-term notes payable	-	30	160
Repayment of short-term notes payable	-	(30)	(160)
Dividends paid	(1,693)	(1,587)	(1,543)
Payments to acquire treasury stock	(84)	(213)	(295)
Proceeds from sale of treasury stock	-	-	16
Proceeds from issuance of common stock	127	138	114
Net cash provided by (used in) financing activities	(3,905)	15,400	9,655
Net increase (decrease) in cash and cash equivalents	(14,201)	20,239	2,682
Cash and cash equivalents at beginning of year	27,285	7,046	4,364
Cash and cash equivalents at end of year	$ 13,084	27,285	7,046

See accompanying notes to consolidated financial statements.

FIRST MCMINNVILLE CORPORATION
Consolidated Statements of Cash Flows, Continued
Three Years Ended December 31, 2003
Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2003	**2002**	**2001**
Reconciliation of net earnings to net cash provided by operating activities:			
Net earnings	$ 4,899	5,044	4,147
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	273	202	200
Amortization and accretion, net	(1,815)	37	(2,844)
Provision for possible loan losses	59	180	180
Provision for deferred taxes	46	30	10
Securities gains	(23)	(22)	(26)
Securities losses	-	-	6
Gain on sale of bank premises and equipment	(99)	-	-
FHLB dividend reinvestment	(47)	(53)	(74)
Increase (decrease) in taxes payable, net	(119)	93	188
Decrease in interest receivable	53	291	333
Decrease in interest payable	(220)	(458)	(647)
Increase (decrease) in other assets and liabilities, net	(38)	(59)	36
Total adjustments	(1,930)	241	(2,638)
Net cash provided by operating activities	$ 2,969	5,285	1,509

Supplemental Schedule of Non-Cash Activities:

	2003	2002	2001
Non-cash transfers from loans to other real estate	$ 399	100	100
Non-cash transfers from other real estate to loans	$ 179	-	-
Unrealized gain (loss) in value of securities available-for-sale net of income taxes of $376,000, $444,000 and $768,000, respectively	$ (606)	714	1,256

See accompanying notes to consolidated financial statements.

FIRST MCMINNVILLE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(1) **Summary of Significant Accounting Policies**

The accounting and reporting policies of First McMinnville Corporation (the "Company"), its wholly-owned subsidiary, the First National Bank of McMinnville ("Bank") and the Bank's wholly-owned subsidiary, First Community Title and Escrow Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

(a) **Principles of Consolidation**

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, First National Bank of McMinnville and the Bank's wholly-owned subsidiary, First Community Title and Escrow Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) **Nature of Operations**

The Company is registered as a one bank holding company under the Bank Holding Company Act of 1956. The Bank operates under a Federal Bank Charter and provides full banking services. As a national bank, the subsidiary bank is subject to regulation by the Office of the Comptroller of the Currency. The principal area served by First National Bank of McMinnville is Warren County, Tennessee and surrounding counties in Middle Tennessee. Services are provided at the main office and four branches.

(c) **Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for possible loan losses and the valuation of debt and equity securities and the related deferred taxes.

(d) **Loans**

Loans are stated at the principal amount outstanding. Unearned discount, deferred loan fees net of loan acquisition costs, and the allowance for possible loan losses are shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the loan. Unearned discount represents the unamortized amount of finance charges, principally related to certain installment loans. Interest income on most loans is accrued based on the principal amount outstanding.

Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including residential mortgage and installment loans.

A loan is impaired when it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for possible loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for possible loan losses.

The Company's consumer loans are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and, thus, are not subject to the provisions of SFAS Nos. 114 and 118. Substantially all other loans of the Company are evaluated for impairment under the provisions of SFAS Nos. 114 and 118.

(1) Summary of Significant Accounting Policies, Continued

(d) Loans, Continued

The Company considers all loans subject to the provisions of SFAS Nos. 114 and 118 that are on nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Delays or shortfalls in loan payments are evaluated along with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for possible loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of outstanding principal is doubtful, such cash received is applied as a reduction of principal. A nonaccrual loan may be restored to an accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt.

Loans not on nonaccrual status are classified as impaired in certain cases when there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status.

Generally, the Company also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is generally accrued on such loans that continue to meet the modified terms of their loan agreements.

The Company's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged off in the month when they are considered uncollectible.

(e) Allowance for Possible Loan Losses

The provision for possible loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for possible loan losses at an appropriate level which is adequate to absorb estimated losses inherent in the loan portfolio. Such estimated losses arise primarily from the loan portfolio but may also be derived from other sources, including commitments to extend credit and standby letters of credit. The level of the allowance is determined on a quarterly basis using procedures which include: (1) categorizing commercial and commercial real estate loans into risk categories to estimate loss probabilities based primarily on the historical loss experience of those risk categories and current economic conditions; (2) analyzing significant commercial and commercial real estate credits and calculating specific reserves as necessary; (3) assessing various homogeneous consumer loan categories to estimate loss probabilities based primarily on historical loss experience; (4) reviewing unfunded commitments; and (5) considering various other factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process.

The allowance for possible loan losses consists of an allocated portion and an unallocated, or general portion. The allocated portion is maintained to cover estimated losses applicable to specific segments of the loan portfolio. The unallocated portion is maintained to absorb losses which probably exist as of the evaluation date but are not identified by the more objective processes used for the allocated portion of the allowance due to risk of errors or imprecision. While the total allowance consists of an allocated portion and an unallocated portion, these terms are primarily used to describe a process. Both portions of the allowance are available to provide for inherent loss in the entire portfolio.

(1) **Summary of Significant Accounting Policies, Continued**

(e) **Allowance for Possible Loan Losses, Continued**
The allowance for possible loan losses is increased by provisions for possible loan losses charged to expense and is reduced by loans charged off net of recoveries on loans previously charged off. The provision is based on management's determination of the amount of the allowance necessary to provide for estimated loan losses based on its evaluation of the loan portfolio. Determining the appropriate level of the allowance and the amount of the provision involves uncertainties and matters of judgment and therefore cannot be determined with precision.

(f) **Debt and Equity Securities**
The Company follows the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are classified in three categories and accounted for as follows:

- *Securities Held-to-Maturity*
  Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Amortization of premiums and accretion of discounts are recognized by the interest method.
- *Trading Securities*
  Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
- *Securities Available-for-Sale*
  Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at estimated fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. Amortization and accretion of discounts are recognized by the interest method.

No securities have been classified as trading securities.

Realized gains or losses from the sale of debt and equity securities are recognized based upon the specific identification method.

(g) **Premises and Equipment**
Premises and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(h) **Long-Term Assets**
Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(i) **Securities Sold Under Agreements to Repurchase**
Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

(1) Summary of Significant Accounting Policies, Continued

(j) Other Real Estate
Real estate acquired in settlement of loans is initially recorded at the lower of cost (loan value of real estate acquired in settlement of loans plus incidental expense) or estimated fair value, less estimated cost of disposal. Based on periodic evaluations by management, the carrying values are reduced by a direct charge to earnings when they exceed net realizable value. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

(k) Stock Options
The Company has in place an employee stock option plan which is more fully described in note 19. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations using the intrinsic value method. No stock based employee compensation cost is reflected in net earnings as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company uses the fair value method to calculate the compensation reported in the proforma earnings in note 19 to the consolidated financial statements.

(l) Income Taxes
Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax asset and liabilities are expected to be realized or settled as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its subsidiary file a consolidated Federal income tax return. Each corporation provides for income taxes on a separate-return basis.

(m) Benefit Plans
Net pension expense consists of service costs, interest cost, return on pension assets and amortization of unrecognized initial excess of projected benefits over plan assets and amortization of actuarial gains and losses. Profit sharing and 401(K) plan expense is the amount contributed as determined by the Board of Directors.

(n) Advertising Costs
Advertising costs are expensed when incurred.

(o) Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold. Generally, Federal funds sold are purchased and sold for one-day periods. The Bank maintains deposits with other financial institutions in excess of the Federal insurance amounts. Management makes deposits only with financial institutions it considers to be financially sound.

(1) **Summary of Significant Accounting Policies, Continued**

(p) **Off-Balance-Sheet Financial Instruments**
In the ordinary course of business the subsidiary bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(q) **Reclassifications**
Certain reclassifications have been made to the 2002 and 2001 figures to conform to the presentation for 2003.

(2) **Loans and Allowance for Possible Loan Losses**

Loans and allowance for possible loan losses at December 31, 2003 and 2002 are summarized as follows:

	In Thousands 2003	2002
Commercial, financial and agricultural	$ 44,988	44,451
Real estate - construction	5,630	5,674
Real estate - mortgage	95,097	96,960
Consumer	2,805	2,496
	148,520	149,581
Less allowance for possible loan losses	(1,909)	(1,908)
	$ 146,611	147,673

Loans and allowance for possible loan losses at December 31, 2003 and 2002 are summarized as follows:

In the normal course of business, the Company's subsidiary has made loans at prevailing interest rates and terms to directors and officers of the Company, and to their affiliates. The aggregate dollar amount of these loans was $5,584,000 and $5,913,000 at December 31, 2003 and 2002, respectively. During 2003, $2,516,000 of such loans were made and repayments totaled $2,845,000. During 2002, $4,585,000 of such loans were made and repayments totaled $5,020,000. As of December 31, 2003, none of these loans were restructured, nor were any related party loans charged off during the past three years.

No loans had been placed on non-accrual status during 2003 and 2002.

The principal maturities on loans at December 31, 2003 are as follows:

	In Thousands Commercial, Financial and Agricultural	Real Estate - Construction	Real Estate-Mortgage	Consumer	Total
3 months or less	$ 17,281	-	15,514	555	33,350
3 to 12 months	5,498	5,630	5,051	839	17,018
1 to 5 years	20,829	-	64,869	1,369	87,067
Over 5 Years	1,380	-	9,663	42	11,085
	$ 44,988	5,630	95,097	2,805	148,520

(2) **Loans and Allowance for Possible Loan Losses, Continued**

At December 31, 2003, variable rate and fixed rate loans totaled approximately $12,705,000 and $135,815,000, respectively. At December 31, 2002, variable rate and fixed rate loans totaled approximately $14,519,000 and $135,062,000, respectively.

Transactions in the allowance for possible loan losses for the years ended December 31, 2003, 2002 and 2001 are summarized as follows:

	In Thousands		
	2003	**2002**	**2001**
Balance, beginning of year	$ 1,908	1,804	1,711
Provision charged to operating expense	59	180	180
	1,967	1,984	1,891
Loans charged off	(78)	(133)	(151)
Recoveries on losses	20	57	64
Net charge-offs	(58)	(76)	(87)
Balance, end of year	$ 1,909	1,908	1,804

The Company's principal customers are basically in the Middle Tennessee area with a concentration in Warren County, Tennessee. At December 31, 2003, the Company had loans to customers in the nursery industry totaling approximately $10,087,000 as compared to $11,325,000 at December 31, 2002. Credit is extended to businesses and individuals and is generally evidenced by promissory notes. The terms and conditions of the loans including collateral vary depending upon the purpose of the credit and the borrower's financial condition.

Impaired loans and related loan loss reserve amounts at December 31, 2003 and 2002 were as follows:

	In Thousands	
	2003	**2002**
Recorded investment	$ 2,808	1,740
Loan loss reserve	$ 530	533

The average recorded investment in impaired loans for the years ended December 31, 2003 and 2002 was $3,019,000 and $1,885,000, respectively.

The related total amount of interest income recognized on the accrual basis for the period that such loans were impaired was $220,000 and $156,000 for 2003 and 2002, respectively.

(3) Debt and Equity Securities

Debt and equity securities have been classified in the balance sheet according to management's intent. The Company's classification of securities at December 31, 2003 is as follows:

	Securities Held-To-Maturity *(In Thousands)* 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 16,658	39	74	16,623
Obligations of states and political subdivisions	35,544	1,948	27	37,465
Corporate and other securities	3,177	238	-	3,415
	$ 55,379	2,225	101	57,503

	Securities Available-For-Sale *(In Thousands)* 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 80,267	502	400	80,369
Obligations of states and political subdivisions	1,353	74	-	1,427
Corporate and other securities	1,255	-	-	1,255
Mortgage-backed securities	1,613	68	-	1,681
	$ 84,488	644	400	84,732

Debt and equity securities at December 31, 2002 consist of the following:

	Securities Held-To-Maturity *(In Thousands)* 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 12,504	73	-	12,577
Obligations of states and political subdivisions	32,850	1,655	11	34,494
Corporate and other securities	4,870	298	-	5,168
Mortgage-backed securities	732	1	4	729
	$ 50,956	2,027	15	52,968

	Securities Available-For-Sale *(In Thousands)* 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 66,000	969	-	66,969
Obligations of states and political subdivisions	1,795	72	-	1,867
Corporate and other securities	1,208	-	-	1,208
Mortgage-backed securities	4,212	186	-	4,398
	$ 73,215	1,227	-	74,442

(3) **Debt and Equity Securities, Continued**

The amortized cost and estimated market value of debt securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	In Thousands	
Securities Held-To-Maturity	**Amortized Cost**	**Estimated Market Value**
Due in one year or less	$ 536	543
Due after one year through five years	20,631	20,917
Due after five years through ten years	17,132	18,047
Due after ten years	13,903	14,581
Corporate and other securities	3,177	3,415
	$ 55,379	57,503

	In Thousands	
Securities Available-For-Sale	**Amortized Cost**	**Estimated Market Value**
Due in one year or less	$ 353	362
Due after one year through five years	58,589	58,695
Due after five years through ten years	20,805	20,795
Due after ten years	3,486	3,625
	83,233	83,477
Federal Home Loan Bank stock	1,164	1,164
Federal Reserve Bank stock	91	91
	$ 84,488	84,732

Results from sales of debt and equity securities are as follows:

	In Thousands		
	For the Year Ended December 31,		
	2003	**2002**	**2001**
Gross proceeds	$ 1,268	865	1,188
Gross realized gains	$ 23	22	26
Gross realized losses	-	-	(6)
Net realized gains	$ 23	22	20

Results from sales of debt and equity securities are as follows:

Securities with approximate carrying values of $56,439,000 (approximate market value of $56,804,000) and $55,872,000 (approximate market value of $56,144,000) at December 31, 2003 and 2002, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes required or permitted by law.

(3) **Debt and Equity Securities, Continued**

Included in the securities at December 31, 2003, are approximately $13,101,000 at amortized cost (approximate market value of $13,534,000) in obligations of political subdivisions located within the State of Tennessee. Management purchases only obligations of such political subdivisions it considers to be financially sound.

Included in the securities portfolio is stock of the Federal Home Loan Bank amounting to $1,164,000 and $1,117,000 at December 31, 2003 and 2002, respectively. The stock can be sold back at par and only to the Federal Home Loan Bank or to another member institution.

Federal Reserve Bank stock totaling $91,000 at December 31, 2003 and 2002, respectively, can only be sold back at par and only to the Federal Reserve Bank or to another member institution.

(4) **Premises and Equipment**

The detail of premises and equipment at December 31, 2003 and 2002 is as follows:

	In Thousands	
	2003	**2002**
Land	$ 389	400
Buildings	2,468	2,468
Furniture and equipment	2,154	1,785
	5,011	4,653
Less accumulated depreciation	(2,945)	(2,672)
	$ 2,066	1,981

(5) **Deposits**

Deposits at December 31, 2003 and 2002 are summarized as follows:

	In Thousands	
	2003	**2002**
Demand deposits	$ 21,985	21,172
Negotiable order of withdrawal accounts	32,144	35,591
Money market demand accounts	9,316	9,336
Savings deposits	32,863	31,242
Certificates of deposit $100,000 or greater	47,907	49,333
Other certificates of deposit	64,950	67,783
Individual retirement accounts $100,000 or greater	4,550	4,331
Other individual retirement accounts	10,506	10,476
	$ 224,221	229,264

(5) Deposits Continued

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2003 are as follows:

Maturity	*(In Thousands)*
1 year or less	$ 94,868
1 to 2 years	17,308
2 to 3 years	5,030
3 to 4 years	8,457
4 to 5 years	2,250
	$ 127,913

The Bank is required to maintain cash balances or balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The average required amounts for the years ended December 31, 2003 and 2002 were approximately $2,114,000 and $1,668,000, respectively.

(6) Securities Sold Under Repurchase Agreements

The maximum amounts of outstanding repurchase agreements during 2003 and 2002 were $32,252,000 and $27,653,000, respectively. The average daily balance outstanding during 2003, 2002 and 2001 was $28,263,000, $20,714,000 and $17,566,000, respectively. The underlying securities are typically held by other financial institutions and are designated as pledged.

(7) Advances from Federal Home Loan Bank

The advances from Federal Home Loan Bank (FHLB) at December 31, 2003 and 2002 consists of the following:

				In Thousands	
Original Note Date	Maturity Date	Rate	Initial Fixed Rate Period	2003 Amount	2002 Amount
April 30, 1998	April 30, 2008	5.60	24 Months	$ 1,000	$ 1,000

The FHLB has the right to convert the fixed rate on these advances at the end of the initial fixed rate period and on a quarterly basis thereafter with a one business day notice. If the conversion option is exercised, the advance will be converted to a three month LIBOR-based advance at a spread of zero basis points to the LIBOR index. Federal funds sold totaling $1,100,000 were pledged as collateral for this advance at December 31, 2003. Securities totaling $1,100,000 were pledged to FHLB as collateral at December 31, 2002.

(8) Non-Interest Income and Non-Interest Expense

The significant components of non-interest income and non-interest expense for the years ended December 31 are presented below:

	In Thousands 2003	2002	2001
Non-interest income:			
Service charges on deposits	$ 462	476	483
Other fees and commissions	87	58	52
Commissions on fiduciary activities	82	41	47
Security gains, net	23	22	20
Gain on sale of premises and equipment	99	-	-
Other income	75	68	23
Total non-interest income	$ 828	665	625
Non-interest expense:			
Salaries and employee benefits	$ 3,122	2,957	2,757
Occupancy expenses, net	205	205	205
Furniture and equipment expenses	331	309	257
FDIC insurance	36	38	39
Other operating expenses	1,102	1,000	923
Total non-interest expense	$ 4,796	4,509	4,181

(9) Income Taxes

The components of the net deferred tax asset (liability) are as follows:

	In Thousands 2003	2002
Deferred tax asset:		
Federal	$ 482	482
State	99	99
	581	581
Deferred tax liability:		
Federal	(474)	(153)
State	(97)	(747)
	(571)	(900)
	$ 10	(319)

The tax effects of each type of significant item that gave rise to deferred taxes at December 31 are:

	In Thousands 2003	2002
Financial statement allowance for possible loan losses in excess of tax allowance	$ 581	581
Excess of depreciation deducted for tax purposes over the amounts deducted in the financial statements	(183)	(154)
Book pension expense under the allowable tax deduction	(91)	(91)
Unrealized gain on investment securities available-for-sale	(94)	(470)
FHLB stock dividends excluded for tax purposes	(203)	(185)
	$ 10	(319)

(9) Income Taxes, Continued

The components of income tax expense (benefit) are summarized as follows:

		In Thousands	
	Federal	**State**	**Total**
2003			
Current	$ 1,671	452	2,123
Deferred	38	8	46
Total	$ 1,709	460	2,169
2002			
Current	$ 1,796	472	2,268
Deferred	25	5	30
Total	$ 1,821	477	2,298
2001			
Current	$ 1,388	350	1,738
Deferred	8	2	10
Total	$ 1,396	352	1,748

A reconciliation of actual income tax expense of $2,169,000, $2,298,000 and $1,748,000 for the years ended December 31, 2003, 2002 and 2001, respectively, to the "expected" tax expense (computed by applying the statutory rate of 34% to earnings before income taxes) is as follows:

		In Thousands	
	2003	**2002**	**2001**
Computed "expected" tax expense	$ 2,403	2,496	2,004
State income taxes, net of Federal income tax benefit	306	315	232
Tax exempt interest, net of interest expense exclusion	(524)	(531)	(475)
Effect of change in state income tax rate	-	(2)	-
Other, net	(16)	20	(13)
Actual tax expense	$ 2,169	2,298	1,748

Total income tax expense for 2003, 2002 and 2001 includes income tax expense of $9,000, $8,000 and $8,000 respectively, related to gains on sales of securities.

(10) Employee Benefit Plans

The subsidiary bank has in effect a defined benefit noncontributory pension plan which covers substantially all employees over 21 years of age after they have been employed one year. The subsidiary's funding policy provides that payments to the pension trust shall be an amount equal to the plan's actuarial determined normal cost plus an amount required to amortize the prior service cost over ten years.

(10) Employee Benefit Plans, Continued

Reconciliation of the benefit obligation and the fair value of plan assets is as follows:

	In Thousands 2003	2002
Benefit obligation:		
Obligation at January 1	$ 3,688	3,240
Service costs	157	131
Interest costs	244	221
Benefit payments	(30)	(83)
Actuarial gains (losses)	(71)	179
Obligation at December 31	$ 3,988	3,688
Fair value of plan assets:		
Fair value at January 1	$ 2,847	2,994
Actual (loss) return on plan assets	393	(226)
Employer contributions, net of refunds	223	162
Benefit payments	(30)	(83)
Fair value at December 31	$ 3,433	2,847

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet at December 31, 2003 and 2002:

	In Thousands 2003	2002
Actuarial present value of benefit obligations:		
Accumulated benefit obligation, including vested benefits of $2,818,000 and $2,625,000, respectively	$ 2,854	2,657
Actuarial present value of projected benefits obligation	$ 3,988	3,688
Plan assets at fair market value	3,433	2,847
Projected benefit obligation over (under) plan assets	555	841
Unamortized net asset being recognized over 30 years	(286)	(308)
Unrecognized net loss	(507)	(771)
Net pension asset recognized in the consolidated balance sheets	$ (238)	(238)
Discount rate	6.5%	6.5
Rate of increase in compensation levels	3.5%	5.0
Long-term rate of return on assets	8.0%	8.0

(10) Employee Benefit Plans, Continued

Total pension expense including prior service costs amortization amounted to $223,000 in 2003, $131,000 in 2002 and $112,000 in 2001. The pension expense for 2003, 2002 and 2001 is comprised of the following components:

	In Thousands		
	2003	**2002**	**2001**
Service cost-benefits earned during the period	$ 157	131	125
Interest cost on projected benefit obligation	244	221	199
Expected return on plan assets	(227)	(238)	(229)
Net amortization and deferral	49	17	17
	$ 223	131	112

Total pension expense including prior service costs amortization amounted to $223,000 in 2003, $131,000 in 2002 and $112,000 in 2001. The pension expense for 2003, 2002 and 2001 is comprised of the following components:

The Bank has adopted a 401(k) plan which covers eligible employees. To be eligible, an employee must have obtained the age of 21 and must have completed 1 year of service. The provisions of the plan provide for both employee and employer contributions. For the years ended December 31, 2003, 2002 and 2001, the Bank contributed $58,000, $53,000 and $51,000, respectively, to the plan.

(11) Regulatory Matters and Restrictions on Dividends

The Company and its wholly-owned subsidiary are subject to regulatory capital requirements administered by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Federal Reserve. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company's capital classifications are also subject to qualitative judgments by the Regulators about components, risk weightings and other factors. Those qualitative judgments could also affect the Company's and the Bank's capital status and the amounts of dividends the subsidiary may distribute. At December 31, 2003, management believes that the Company and the Bank meet all such capital requirements to which they are subject.

The Company and the Bank are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 2003, the Company and its bank subsidiary are required to have minimum Tier I and total risk-based capital ratios of 4.0% and 8.0%, respectively. The Company's actual ratios at that date were 28.37% and 29.50%, respectively. The leverage ratio at December 31, 2003 was 15.46% and the minimum requirement was 4%. The subsidiary bank's Tier 1 and total risk-based capital ratios were 28.25% and 29.38%, respectively. The leverage ratio was 15.4%.

As of December 31, 2003, the Company is categorized as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Company's category.

(12) Commitments and Contingent Liabilities

The Company has an unsecured $2,000,000 line of credit with another financial institution. The Bank has lines of credit with other financial institutions totaling $20,000,000. At December 31, 2003 and 2002 there was no outstanding balance under these lines of credit.

(13) Concentration of Credit Risk

Substantially all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Virtually all such customers are depositors of the Bank. Investment in state and municipal securities also include governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in note 2 to the consolidated financial statements.

At December 31, 2003, the Company's cash and due from banks included commercial bank deposit accounts aggregating $9,540,000 in excess of the Federal Deposit Insurance Corporation limit of $100,000 per institution.

(14) Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	In Thousands Contract or Notional Amount	
	2003	2002
Financial instruments whose contract amounts represent credit risk:		
Commercial loan commitments	$ 7,925	1,009
Unfunded lines-of-credit	1,171	11,795
Letters of credit	2,524	2,425
Total	$ 11,620	15,229

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterpart. Collateral normally consists of real property.

(15) Stock Split and Elimination of Par Value

In December of 2002, the Company's Board of Directors declared a two-for-one stock split effective January 31, 2003. As a result, shareholders as of the record date received an additional share for each share owned. Accordingly, the number of outstanding shares doubled from 520,749 shares to 1,041,498 shares. In addition, the Board authorized a charter amendment to eliminate "par value", which was deemed as unnecessary accounting convention. All share and option per share amounts in this Report have been restated to reflect the stock split.

(16) **First McMinnville Corporation - Parent Company Financial Information**

FIRST MCMINNVILLE CORPORATION
(Parent Company Only)

Balance Sheets

December 31, 2003 and 2002

	In Thousands 2003	2002
ASSETS		
Cash	$ 1,515*	1,414*
Investment in commercial bank subsidiary	47,763*	45,248*
Due from commercial bank subsidiary	39*	12*
Total assets	$ 49,317	46,674
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividend payable	$ 1,357	1,276
Stockholders' equity:		
Common stock, no par value and $2.50 per share, respectively, authorized 5,000,000 shares, issued 1,231,022 and 613,575 shares, respectively (reflects 2 for 1 stock split)	3,662	1,534
Additional paid-in capital	-	2,001
Retained earnings	48,207	45,082
Net unrealized gains on available-for-sale securities, net of income taxes of $94,000 and $470,000, respectively	151	757
	52,020	49,374
Less cost of treasury stock of 187,489 and 92,826 shares, respectively (reflects 2 for 1 stock split)	(4,060)	(3,976)
Total stockholders' equity	47,960	45,398
Total liabilities and stockholders' equity	$ 49,317	46,674

*Eliminated in consolidation.

(16) First McMinnville Corporation -
Parent Company Financial Information, Continued

FIRST MCMINNVILLE CORPORATION
(Parent Company Only)

Statements of Earnings and Comprehensive Earnings

For the Three Years Ended December 31, 2003

	In Thousands		
	2003	2002	2001
Income:			
Dividends from commercial bank subsidiary	$ 1,822*	1,753*	1,867*
Other expenses	71	30	40
Earnings before Federal income tax benefits and equity in undistributed earnings of commercial bank subsidiary	1,751	1,723	1,827
Federal income tax benefits	27	11	15
	1,778	1,734	1,842
Equity in undistributed earnings of commercial bank subsidiary	3,121*	3,310*	2,305*
Net earnings	4,899	5,044	4,147
Other comprehensive earnings, net of tax:			
Unrealized gains (losses) on available-for-sale securities arising during the year, net of taxes of $377,000, $446,000 and $766,000, respectively	(603)	717	1,252
Less: reclassification adjustment for (gains) losses included in net earnings, net of taxes of $1,000, $2,000 and $2,000, respectively	(3)	(3)	4
Other comprehensive earnings (loss)	(606)	714	1,256
Comprehensive earnings	$ 4,293	5,758	5,403

*Eliminated in consolidation.

(16) First McMinnville Corporation -
Parent Company Financial Information, Continued

FIRST MCMINNVILLE CORPORATION
(Parent Company Only)

Statements of Stockholders' Equity

For the Three Years Ended December 31, 2003

	In Thousands					
	Common Stock	Additional Paid-In Capital	Retained Earning	Treasury Stock	Net Gains (Losses) On Available-For-Sale Securities	Total
Balance December 31, 2000	$ 1,523	1,760	39,121	(3,484)	(1,213)	37,707
Net earnings	-	-	4,147	-	-	4,147
Issuance of 3,920 shares of common stock	5	109	-	-	-	114
Cash dividends declared ($1.50 per share)	-	-	(1,565)	-	-	(1,565)
Cost of 7,420 shares of treasury stock	-	-	-	(295)	-	(295)
Sales of 400 shares of treasury stock	-	-	-	16	-	16
Net change in unrealized gains (losses) on available-for-sale securities during the year, net of taxes of $769,000	-	-	-	-	1,256	1,256
Balance December 31, 2001	1,528	1,869	41,703	(3,763)	43	41,380
Net earnings	-	-	5,044	-	-	5,044
Issuance of 4,720 shares of common stock	6	132	-	-	-	138
Cash dividends declared ($1.60 per share)	-	-	(1,665)	-	-	(1,665)
Cost of 5,098 shares of treasury stock	-	-	-	(213)	-	(213)
Net change in unrealized gains on available-for-sale securities during the year, net of taxes of $444,000	-	-	-	-	714	714
Balance December 31, 2002	1,534	2,001	45,082	(3,976)	757	45,398
Elimination of par value	2,001	(2,001)	-	-	-	-
Net earnings	-	-	4,899	-	-	4,899
Issuance of 3,872 shares of common stock	127	-	-	-	-	127
Cash dividends declared ($1.70 per share)	-	-	(1,774)	-	-	(1,774)
Cost of 1,837 shares of treasury stock	-	-	-	(84)	-	(84)
Net change in unrealized gains on available-for-sale securities during the year, net of taxes of $376,000	-	-	-	-	(606)	(606)
Balance December 31, 2003	$ 3,662	-	48,207	(4,060)	151	47,960

(16) First McMinnville Corporation -
Parent Company Financial Information, Continued

FIRST MCMINNVILLE CORPORATION
(Parent Company Only)

Statements of Cash Flows

For the Three Years Ended December 31, 2003

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2003	**2002**	**2001**
Cash flows from operating activities:			
Cash paid to suppliers	$ (71)	(30)	(40)
Income tax benefit received from commercial bank subsidiary	-	34	-
Net cash provided by (used in) operating activities	(71)	4	(40)
Cash flows from investing activities:			
Dividend received from commercial bank subsidiary	1,822	1,753	1,867
Net cash provided by investing activities	1,822	1,753	1,867
Cash flows from financing activities:			
Proceeds from issuance of short-term notes payable	-	30	160
Repayment of short-term notes payable	-	(30)	(160)
Dividends paid	(1,693)	(1,587)	(1,543)
Payments made to acquire treasury stock	(84)	(213)	(295)
Proceeds from sale of treasury stock	-	-	16
Proceeds from issuance of common stock	127	138	114
Net cash used in financing activities	(1,650)	(1,662)	(1,708)
Net increase in cash and cash equivalents	101	95	119
Cash and cash equivalents at beginning of year	1,414	1,319	1,200
Cash and cash equivalents at end of year	$ 1,515	1,414	1,319
Reconciliation of net earnings to net cash provided by (used in) operating activities:			
Net earnings	$ 4,899	5,044	4,147
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Equity in earnings of commercial bank subsidiary	(4,943)	(5,063)	(4,172)
Decrease (increase) in other assets, net	(27)	23	(15)
Total adjustments	(4,970)	(5,040)	(4,187)
Net cash provided by (used in) operating activities	$ (71)	4	(40)

(17) **Disclosures About Fair Value of Financial Instruments**

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments" requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

Cash and short-term investments
For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investments and Mortgage-Backed Securities
The carrying amounts for short-term securities approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

SFAS No. 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. Accordingly, these considerations have not been incorporated into the fair value estimates.

Loans
Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of the various categories of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

The estimated maturity for mortgages is modified from the contractual terms to give consideration to management's experience with prepayments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in an actual sale.

The value of the loan portfolio is also discounted in consideration of the credit quality of the loan portfolio as would be the case between willing buyers and sellers. Particular emphasis has been given to loans on the subsidiary bank's internal watch list. Valuation of these loans is based upon borrower performance, collateral values (including external appraisals), etc.

Deposit Liabilities
The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of SFAS No. 107 the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Repurchase Agreements
The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

(17) Disclosures About Fair Value of Financial Instruments, Continued

Advances from FHLB

The fair value of advances from the FHLB is based on information received from the FHLB.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written

Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are made for a period not to exceed six months with interest rates at the current market rate at the date of closing. In addition, standby letters of credit are issued for periods up to three years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit and the amounts unearned at December 31, 2003 and 2002 are insignificant. Accordingly, these commitments have no carrying value and management estimates the commitments to have no significant fair value.

The carrying value and estimated fair values of the Company's financial instruments at December 31, 2003 and 2002 are as follows:

	In Thousands			
	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 13,170	13,170	27,393	27,393
Securities	140,111	142,235	125,398	127,410
Loans	148,520		149,581	
Less: allowance for loan losses	(1,909)		(1,908)	
Loans, net of allowance	146,611	146,224	147,673	147,600
Financial liabilities:				
Deposits	224,221	226,400	229,264	230,626
Securities sold under repurchase agreements	28,782	28,782	25,994	25,994
Advances from FHLB	1,000	1,100	1,000	1,125
Unrecognized financial instruments:				
Commitments to extend credit	-	-	-	-
Standby letters of credit	-	-	-	-

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(17) Disclosures About Fair Value of Financial Instruments, Continued

Limitations, Continued

Fair value estimates are based on estimating on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has a mortgage department that contributes net fee income annually. The mortgage department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(18) Earnings Per Share (EPS)

Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" established uniform standards for computing and presenting earnings per share. The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share for the Company begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options. Shares and earnings per share data for 2002 and 2001 have been restated to reflect a 2 for 1 stock split effective January 1, 2003.

The following is a summary of components comprising basic and diluted earnings per share (EPS):

(In Thousands, except share amounts)	2003	2002	2001
Basic EPS Computation:			
Numerator - income available to common shareholders	$ 4,899	5,044	4,147
Denominator - weighted average number of common shares outstanding	1,043,124	1,039,318	1,044,618
Basic earnings per common share	$ 4.70	4.85	3.97
Diluted EPS Computation:			
Numerator	$ 4,899	5,044	4,147
Denominator:			
Weighted average number of common shares outstanding	1,043,124	1,039,318	1,044,618
Dilutive effect of stock options	15,947	12,270	9,916
	1,059,071	1,051,588	1,054,534
Diluted earnings per common share	$ 4.63	4.80	3.93

(19) Stock Option Plan

In April, 1997, the stockholders of the Company approved the First McMinnville Corporation 1997 Stock Option Plan (The "Stock Option Plan"). The Stock Option Plan provides for the granting of stock options and authorizes the issuance of common stock upon the exercise of such options for up to 115,000 shares of common stock to directors and employees of the Company.

Under the Stock Option Plan awards may be granted in the form of incentive stock options or nonstatutory stock options, and are exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date.

(19) **Stock Option Plan, Continued**

SFAS No. 123, "Accounting for Stock Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", sets forth the method for recognition of cost of plans similar to those of the Company. As is permitted, management has elected to continue accounting for the plan under APB Opinion 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for the stock option plan. However, under SFAS No. 123, the Company is required to make proforma disclosures as if cost had been recognized in accordance with the pronouncement. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net earnings and basic earnings per common share and diluted earnings per common share would have been reduced to the proforma amounts indicated below:

(In Thousands)	2003	2002	2001
Net earnings:			
As Reported	$ 4,899	5,044	4,147
Proforma	$ 4,885	5,028	4,134
Basic earnings per common share:			
As Reported	$ 4.70	4.85	3.97
Proforma	$ 4.68	4.84	3.96
Diluted earnings per common share:			
As Reported	$ 4.63	4.80	3.93
Proforma	$ 4.61	4.80	3.92

Accordingly, due to the initial phase-in period, the effects of applying this statement for proforma disclosures are not likely to be representative of the effects on reported net earnings for future years.

A summary of the stock option activity for 2003, 2002 and 2001 is as follows:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	68,870	$ 30.93	69,650	$ 29.95	73,970	29.90
Granted	-	-	4,600	43.67	-	-
Exercised	(3,872)	32.85	(4,720)	29.08	(3,920)	29.08
Forfeited	(2,000)	43.67	(660)	29.08	(400)	29.08
Outstanding at end of year	62,998	$ 30.42	68,870	$ 30.93	69,650	29.95
Options exercisable at year end	48,478		45,010		42,530	

(19) Stock Option Plan, Continued

The following table summarizes information about fixed stock options at December 31, 2003:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$ 29.08	51,398	$ 29.08	0.8 years	39,018	$ 29.08
34.93	9,000	34.93	6.1 years	9,000	34.93
37.15	1,000	37.15	6.7 years	300	37.15
43.67	1,600	43.67	8.8 years	160	43.67
	62,998			48,478	

Share and per share data above for 2002 and 2001 have been restated to reflect a 2 for 1 stock split effective January 31, 2003.

The fair value of options granted in 2002 was $8.06 per option. The fair value was estimated using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 5.09%: expected life of ten years, volatility of .01%; and dividend yield of 3.66%. The dividend yield was computed assuming a dividend payout of $1.60.

LINE OF BUSINESS

During 2003, the Company and Its subsidiary, First National Bank of McMinnville (the "Bank"), were engaged primarily in the general banking business and activities closely related to banking or to managing or controlling banks, as authorized by the laws of the United States and the State of Tennessee and regulations pursuant thereto. Services offered by the Bank include checking, passbook savings and certificate accounts, safe deposit box rental, personal, commercial, agricultural, construction and real estate loans, traveler's checks, cashier's checks, bank drafts, discount brokerage services, trust services, estate planning and other banking services. The Bank renders other services in connection with its general banking business such as individual credit and financial counseling, automatic teller services and credit card accounts

DIVIDEND AND MARKET INFORMATION

As of December 31, 2003, there were 568 holders of First McMinnville Corporation Common Stock. There is no established trading market for shares of the Company Common Stock. The following table sets forth the approximate prices at which First McMinnville Corporation Common Stock was purchased and sold in privately negotiated transactions in the Company's service area as reported to the Company or as estimated by the Company during each calendar quarter in the preceding two years.

	2003				2002			
	I	II	III	IV	1	II	III	IV
Representative Price	$44	45	46	46	$41	42	43	43

Holders of Company Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. First McMinnville Corporation declared cash dividends of $1.60 and $1.700 per share during 2002 and 2003, respectively. First McMinnville Corporation expects comparable cash dividends in the future. All share prices and dividends per share have been restated to reflect the two-for-one stock split declared by the Company's Board of Directors effective January 31, 2003.The limitations on the amounts available to First McMinnville Corporation for payment of dividends to stockholders are discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations and in the Notes to the Consolidated Financial Statements.

ANNUAL REPORT ON FORM 10-K

A copy of the 2003 Annual Report of First McMinnville Corporation, as filed with the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934 on Form 10-K, will be provided to each stockholder free of charge on written request. Copies of any exhibits filed as part of this annual report will be provided on payment of a reasonable fee to cover reproduction cost. All requests should be addressed to: Charles C. Jacobs, Chairman, First McMinnville Corporation, 200 East Main Street, McMinnville, TN 37110.

MAIN OFFICE

200 East Main Street

BRANCHES

SMITHVILLE HWY.
917 Smithville Hwy.

SPARTA STREET
1408 Sparta Street

FARMERS & MERCHANTS
Viola, TN

MORRISON
2570 Manchester Hwy.

Our four Automatic Teller Machines make it possible for you to do your banking 24 hours a day. And now with the Cirrus Network you have nationwide access. Our ATMs are located at 200 East Main Street, 917 Smithville Highway, 1408 Sparta Street, and 2570 Manchester Highway.